Filed by Pine Technology Acquisition Corp.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Form S-4 File No. 333-261709

Subject Company: Pine Technology Acquisition Corp.

(Commission File No. 001-40179)

Tomorrow.io and NOAA Enter Cooperative Research and Development Agreement

•	Tomorrow.io announces first members of Earth Science Research Collaborative

BOSTON, Feb. 25, 2022 — The Tomorrow Companies Inc. (“Tomorrow.io”), developer of a leading platform for global weather and climate security, today announced it has entered into a Cooperative Research and Development Agreement (“CRADA”) with the National Oceanic and Atmospheric Administration (“NOAA”) to analyze data to be provided by Tomorrow.io weather satellites, assess its impact on NOAA forecasts, and evaluate use of the data in NOAA’s weather models. Tomorrow.io plans to launch its first satellites starting in late 2022, with a full constellation expected to be in orbit by 2024.

In December, Tomorrow.io announced plans to list on Nasdaq through a merger with Pine Technology Acquisition Corp. (“Pine Technology”) (Nasdaq: PTOC, PTOCW, PTOCU). Upon closing, Tomorrow.io’s common stock and warrants are expected to trade on Nasdaq under the new ticker symbols “TMW” and “TMWWW”.

Tomorrow.io will conduct the CRADA activities with scientists from four of the five NOAA line offices: the National Weather Service; National Ocean Service; National Environmental Satellite Data and Information Service; and the Office of Oceanic and Atmospheric Research (“OAR”). Participating laboratories within OAR include the Physical Sciences Laboratory, Global Systems Laboratory, National Severe Storms Laboratory, and the Atlantic Oceanographic and Meteorological Laboratory.

Radar provides vital observations of precipitation for weather forecasts, yet much of the world lacks ground-based radar coverage, with virtually no coverage across the oceans. Tomorrow.io’s proprietary weather satellites are expected to expand coverage dramatically—revisiting each point on the globe as frequently as once every hour or less, compared with the 2- to 3-day revisit rate of existing spaceborne radar constellations.

Tomorrow.io’s work with NOAA is aligned with a broader initiative, Tomorrow.io’s Earth Science Research Collaborative. The goal of the initiative is to gather together professionals in atmospheric science, meteorology and remote-sensing to collaborate on scientific research projects, building new open-source tools for data assimilation, and working on operational forecasting applications. Initial members of the Collaborative include Dr. Pavlos Kollias ,Professor of Atmospheric Sciences at Stony Brook University, and Dr. Alessandro Battaglia, Associate Professor at the Politecnico of Turin, both of whom will be collaborating withTomorrow.io on data validation and impact studies.

“Tomorrow.io is proud to partner with distinguished NOAA scientists and other leading global academics in preparation for the launch of our constellation in order to advance numerous potential applications of our satellite data to Earth science including numerical weather prediction, hydrological models, soil moisture, and sea ice monitoring, among others,” said Thomas Cavett, Vice President of Strategy and Operations at Tomorrow.io.

Tomorrow.io will offer data-as-a-service to NOAA and other governmental agencies worldwide while ingesting its own data into a proprietary modeling suite that powers its Weather and Climate Security Platform. Hundreds of organizations already use Tomorrow.io’s platform to proactively manage weather-related challenges.

About Tomorrow.io

Tomorrow.io is The World’s Weather and Climate Security Platform, helping countries, businesses, and individuals manage their weather and climate security challenges. The platform is fully customizable to any industry impacted by the weather. Customers around the world, including Uber, Delta, Ford, National Grid, and more use Tomorrow.io to dramatically improve operational efficiency. Tomorrow.io was built from the ground up to help teams prepare for the business impact of weather by automating decision-making and enabling climate adaptation at scale. To learn more, please go to: www.tomorrow.io

About Pine Technology Acquisition Corp.

Pine Technology Acquisition Corp. is a special purpose acquisition company (SPAC) led by CEO and Director Christopher Longo, the Founder and CEO of tech-focused commercial insurance managing general agent and brokerage, Novum Underwriting Partners, and the former CIO and COO of AmTrust Financial Services, Inc. (AmTrust) and non-Executive Chairman Adam Karkowsky, who currently serves as the President of AmTrust. Pine Technology Acquisition Corp. was founded in December 2020 and its Units, Class A common stock and warrants are listed on the Nasdaq under the symbols PTOCU, PTOC, and PTOCW, respectively. To learn more, please go to: www.pinetechnology.com

Forward-Looking Statements

This press release includes, and oral statement made from time to time by representatives of Pine Technology and Tomorrow.io may contain, statements that are not historical facts but are forward-looking statements for purposes of the safe harbor provisions under applicable securities laws, including the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements generally are accompanied by words such as “believe,” “may,” “could,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “target,” “goal,” “expect,” “should,” “would,” “plan,” “predict,” “project,” “forecast,” “potential,” “seem,” “seek,” “future,” “outlook,” and similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding Tomorrow.io’s ability to scale and grow its business, including the timing of the planned satellite launches in late 2022, the expected expansion in radar coverage to be provided by Tomorrow.io’s satellites, the benefits of the partnership with Big Sky, the cash position of the combined company following closing and the timing of the closing of the business combination. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. You should carefully consider the risks and uncertainties described in the registration statement on Form S-4, including Pine Technology’s prospectus and proxy statement (the “Proxy Statement/Prospectus”), filed by Pine Technology with the Securities and Exchange Commission (the “SEC”) under the heading “Risk Factors” and other documents of Pine Technology fi led, or to be fi led, with the SEC. There may be additional risks that Pine Technology and Tomorrow.io presently do not know or that they currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect Pine Technology’s and Tomorrow.io’s expectations, plans or forecasts of future events and views as of the date of this press release. Pine Technology and Tomorrow.io anticipate that subsequent events and developments will cause their assessments to change. However, while Pine Technology andTomorrow.io may elect to update these forward-looking statements at some point in the future, Pine Technology and Tomorrow.io specifically disclaim any obligation to do so. These forward-looking statements should not be relied upon as representing Pine Technology’s and Tomorrow.io’s assessments as of any date subsequent to the date of this press release. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Additional Information and Where to Find It

This press release is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the transaction and does not constitute an offer to sell, buy or exchange or the solicitation of an offer to sell, buy or exchange any securities or the solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, purchase, or exchange of securities or solicitation of any vote or approval in any jurisdiction in contravention of applicable law.

In connection with the proposed transaction between Pine Technology and Tomorrow.io, Pine Technology has fi led the preliminary Proxy Statement/Prospectus. Pine Technology plans to mail the definitive Proxy Statement/Prospectus to its stockholders in connection with the transaction once available. INVESTORS AND SECURITYHOLDERS OF PINE TECHNOLOGY ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT PINE TECHNOLOGY, TOMORROW.IO, THE TRANSACTION AND RELATED MATTERS. Investors and security holders will be able to obtain free copies of the Proxy Statement/Prospectus (when available) and other documents filed with the SEC by Pine Technology through the website maintained by the SEC at www.sec.gov. In addition, investors and security holders will be able to obtain free copies of the documents fi led with the SEC by contacting Pine Technology or Tomorrow.io using the contact information below.

Participants in the Solicitation

Pine Technology, Tomorrow.io and certain of their respective directors, executive officers and employees may be considered to be participants in the solicitation of proxies in connection with the transaction. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the stockholders of Pine Technology in connection with the transaction, including a description of their respective direct or indirect interests, by security holdings or otherwise, will be included in the Proxy Statement/Prospectus described above when it is fi led with the SEC. Additional information regarding Pine Technology’s directors and executive officers can also be found in the Pine Technology Final Prospectus. These documents are available free of charge as described above.

Media

Tomorrow.io

Media@tomorrow.io

ICR Inc

TomorrowPR@icrinc.com

Investors

ICR Inc

TomorrowIR@icrinc.com